SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

(Amendment No. 7)

Cubic Energy, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

777429200

(CUSIP Number)

Diane M. Erickson, 1681 94th Lane NE

Minneapolis, MN 55449, (763)785-5780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 150925204

1	Names of Reporting Persons William Bruggeman Jr. Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,858,904

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,858,904

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,858,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons William L. Bruggeman, Jr. and Ruth Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,858,904

	8	Shared Voting Power 2,275,074

	9	Sole Dispositive Power 14,858,904

	10	Shared Dispositive Power 2,275,074

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,133,978

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Diversified Dynamics, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,155,074

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,155,074

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,074

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%*

14	Type of Reporting Person CO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Consumer Products Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 120,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%*

14	Type of Reporting Person CO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Diane M. Erickson & Phyllis K. Harding, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 554,407

	8	Shared Voting Power 56,191

	9	Sole Dispositive Power 554,407

	10	Shared Dispositive Power 56,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 610,598

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Phyllis K. Harding

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 283,850

	8	Shared Voting Power 610,598

	9	Sole Dispositive Power 283,850

	10	Shared Dispositive Power 610,598

11	Aggregate Amount Beneficially Owned by Each Reporting Person 894,448

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Diane M. Erickson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 403,385

	8	Shared Voting Power 610,598

	9	Sole Dispositive Power 403,385

	10	Shared Dispositive Power 610,598

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Andre J. Erickson Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,478

	8	Shared Voting Power 0

	9	Sole Dispositive Power 30,478

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,478

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

1	Names of Reporting Persons Paige E. Harding Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,713

	8	Shared Voting Power 0

	9	Sole Dispositive Power 25,713

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,713

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Katie J. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Scott S. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Steven S. Bruggeman & Jacqueline R. Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,734,995

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,734,995

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,734,995

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Steven Scott Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,195,500

	8	Shared Voting Power 2,734,995

	9	Sole Dispositive Power 1,195,500

	10	Shared Dispositive Power 2,734,995

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,495

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Jacqueline R. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 2,734,995

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 2,734,995

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,832,745

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Kellie C. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Robert T. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Thomas W. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 708,982

	8	Shared Voting Power 0

	9	Sole Dispositive Power 708,982

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 708,982

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Nancee Jo Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,425

	8	Shared Voting Power 0

	9	Sole Dispositive Power 103,425

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,425

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Gavin C. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Justin R. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Daniel J. Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 312,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 312,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 312,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Robyn Kristine Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Jamie S. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 93,250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Nicole P. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 93,250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Jon Joseph Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 567,093

	8	Shared Voting Power 97,750

	9	Sole Dispositive Power 567,093

	10	Shared Dispositive Power 97,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 664,843

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons Jon J. Bruggeman & Sally Ruth Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons William L. Bruggeman IV Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

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CUSIP No: 150925204

1	Names of Reporting Persons Christine T. Bruggeman Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person OO

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No: 150925204

1	Names of Reporting Persons William Louis Bruggeman III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 525,327

	8	Shared Voting Power 0

	9	Sole Dispositive Power 525,327

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 525,327

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.7%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

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CUSIP No: 150925204

1	Names of Reporting Persons Katie Christine Bruggeman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,750

	8	Shared Voting Power 0

	9	Sole Dispositive Power 97,750

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%*

14	Type of Reporting Person IN

*              Based on 75,394,579 shares of common stock of Cubic Energy, Inc. outstanding as of March 18, 2010.

13D

CUSIP No. 150925204

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends the Schedule 13D/A filed on May 7, 2010 (the “Original Schedule 13D”).  Each capitalized term used and not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Original Schedule 13D.

This Amendment No. 7 is being filed to update certain information in Items 2, 4, 5, 6 and 7 of the Original Schedule 13D. This Amendment No. 7 amends the Original Schedule 13D as specifically set forth herein; reference is made to the Original Schedule 13D for information on the matters not specifically addressed in this Amendment No. 7. Except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is being amended and restated as follows:

(a), (b), (c) and (f)

The persons filing this Amendment No. 7 are the William Bruggeman Jr. Revocable Trust (the “Bruggeman Trust”), William L. Bruggeman, Jr. and Ruth Bruggeman, Joint Tenants with Rights of Survivorship, Diversified Dynamics, Inc., a Minnesota corporation controlled by William L. Bruggeman, Jr. and Ruth Bruggeman (“Diversified”), Consumer Products Corporation, a Minnesota corporation controlled by Ruth Bruggeman (“Consumer Products”), Diane M. Erickson, Phyllis K. Harding, the Andre J. Erickson Trust (the “Erickson Trust”), the Paige E. Harding Trust (the “Harding Trust”), the Katie J. Bruggeman Irrevocable Trust (the “Katie Bruggeman Trust”), the Scott S. Bruggeman Irrevocable Trust (the “Scott Bruggeman Trust”), Steven Scott Bruggeman, Jacqueline R. Bruggeman, the Kellie C. Bruggeman Irrevocable Trust (the “Kellie Bruggeman Trust”), the Robert T. Bruggeman Irrevocable Trust (the “Robert Bruggeman Trust”), Thomas W. Bruggeman, Nancee Jo Bruggeman, the Gavin C. Bruggeman Irrevocable Trust (the “Gavin Bruggeman Trust”), the Justin R. Bruggeman Irrevocable Trust (the “Justin Bruggeman Trust”), Daniel J. Bruggeman, Robyn Kristine Bruggeman, the Jamie S. Bruggeman Irrevocable Trust (the “Jamie Bruggeman Trust”), the Nicole P. Bruggeman Irrevocable Trust (the “Nicole Bruggeman Trust”), Jon Joseph Bruggeman, Sally Ruth Bruggeman, the William L. Bruggeman IV Irrevocable Trust (the “William Bruggeman Trust”), the Christine T. Bruggeman Irrevocable Trust (the “Christine Bruggeman Trust”), William Louis Bruggeman III and Katie Christine Bruggeman (all collectively referred to as the “Reporting Persons”).

The Bruggeman Trust, Erickson Trust, Harding Trust, Katie Bruggeman Trust, Scott Bruggeman Trust, Kellie Bruggeman Trust, Robert Bruggeman Trust, Gavin Bruggeman Trust, Justin Bruggeman Trust, Jamie Bruggeman Trust, Nicole Bruggeman Trust, William Bruggeman Trust and Christine Bruggeman Trust are all trusts created under the laws of Minnesota.

William L. Bruggeman, Jr. and Ruth Bruggeman are citizens of the United States and their principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  William L. Bruggeman, Jr. serves as CEO and Chairman of the Board of Directors of Diversified and is also a member of the Board of Directors of Cubic Energy, Inc. (the “Company” or “Issuer”).  Ruth Bruggeman serves as Vice President and Director of Diversified and as President and Director of Consumer Products.

Ms. Harding is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  Ms. Harding currently works as an executive advisor to Diversified and is also a member of the Board of Directors of the Company.

Ms. Erickson is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  Ms. Erickson currently works as a Senior Vice President and Director of Diversified.

The principal address of Diversified is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  Diversified is primarily involved in the manufacture of triplex piston and plunger pumps.  The principal address of Consumer Products is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  Consumer Products is not currently involved in any active business.  The names and business addresses of the directors and executive officers of each of Diversified and Consumer Products are set forth on Attachment I to this Amendment No. 7 and incorporated herein by reference. All persons named on Attachment I to this Amendment No. 7 are citizens of the United States.

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CUSIP No. 150925204

Steven Scott Bruggeman is a citizen of the United States and his principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  He currently works as President and Director of Diversified.

Jacqueline Rae Bruggeman is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  She currently works as an administrative assistant at Diversified.

Thomas William Bruggeman is a citizen of the United States and his principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  He currently works as Vice President and Director of Diversified.

Nancee Jo Bruggeman is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.

Daniel John Bruggeman is a citizen of the United States and his principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  He currently works as Vice President of HomeRight Sales, a division of Diversified.

Robyn Kristine Bruggeman is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.

Jon Joseph Bruggeman is a citizen of the United States and his principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  He currently works as Art Director for Diversified.

Sally Ruth Bruggeman is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.

William Louis Bruggeman III is a citizen of the United States and his principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.  He currently works as New Product Manager for Diversified.

Katie Christine Bruggeman is a citizen of the United States and her principal address is 1681 94th Lane, NE, Minneapolis, Minnesota 55449.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is being amended and restated as follows:

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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CUSIP No. 150925204

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer’s business or corporate structure;

(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

In connection with the Annual Meeting of the Issuer scheduled on May 7, 2010, the Reporting Persons voted all of their shares against each candidate for election as a Director, other than William L. Bruggeman, Jr. and Phyllis K. Harding, and against the ratification of the amendment of the 2005 Stock Option Plan (the “Stock Plan”).

The Reporting Persons, individually or as part of a group of the Reporting Persons, plan to meet with representatives of the Issuer and third parties, including other shareholders and creditors of the Issuer, to discuss the Reporting Persons’ views with respect to the operations, assets, capital structure, ownership and control of the Issuer.  At any such meeting, the Reporting Persons may make certain proposals relating to changes in the operations, assets, capital structure, ownership or control of the Issuer or discuss their views with respect to any proposals of others.

The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Common Stock at any time, (ii) acquire additional shares of Common Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, (v) seek to influence the selection by the Issuer of candidates for election to the Issuer’s Board of Directors, (vi) seek to encourage one or more existing Directors to resign from the Issuer’s Board of Directors or not stand for election, or (vii) take any other action with respect to the Issuer.

The Reporting Persons intend to use their position, including voting power, as shareholders of the Issuer to encourage changes in the Issuer’s operations, assets, capital structure, ownership or control or any transactions that they believe to be beneficial to their interests.  Among other transactions the Reporting Persons may encourage are the types of transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form.  The Reporting Persons may also consider supporting proposals by third parties to engage in such transactions.

In addition, two of the Reporting Persons, William L. Bruggeman, Jr. and Phyllis K. Harding are members of the Board of Directors of the Issuer.  When acting in their capacities as Directors, Mr. Bruggeman and Ms. Harding can be expected to express some or all of the views of the Reporting Persons to other members of the Board of Directors.  There is no agreement or understanding between William L. Bruggeman, Jr. or Ms. Harding and any of the other Reporting Persons, regarding their respective conduct as Directors, and in performing their duties as Directors, and William L. Bruggeman, Jr. and Ms. Harding expect to act in accordance with their duties to the Issuer and in accordance with applicable law.  To the extent that they are acting in their capacities as members of the Issuer’s Board of Directors when advocating or supporting a position, course of action or transaction, William L. Bruggeman, Jr. and Ms. Harding do not expect to report such actions on an amendment to this Schedule 13D, and such actions should not be attributed to the Reporting Persons other than the Director in question, in that capacity.

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CUSIP No. 150925204

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is being amended and restated as follows:

(a)  William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own, in the aggregate, 17,133,978 shares of Common Stock, which represents 22.7% of the outstanding Common Stock of the Company. William L. Bruggeman, Jr. serves as CEO and Chairman of the Board of Directors of Diversified and Ruth Bruggeman serves as Vice President and Director of Diversified and as President and Director of Consumer Products, and therefore, William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own the 2,275,074 shares of Common Stock owned by Diversified and Consumer Products.  Also, William L. Bruggeman, Jr. and Ruth Bruggeman are joint trustees in the Bruggeman Trust and in their capacity as such have the power to dispose or direct the disposition of the 14,858,904 shares of Common Stock held by the Bruggeman Trust.  Accordingly, William L. Bruggeman, Jr. and Ruth Bruggeman are deemed to beneficially own the shares of Common Stock held by Diversified, Consumer Products and the Bruggeman Trust.

Diversified owns 2,155,074 shares of Common Stock, representing approximately 2.9% of the Issuer’s outstanding shares of Common Stock.  Consumer Products owns 120,000 shares of Common Stock, representing approximately 0.2% of the Issuer’s outstanding shares of Common Stock.

Ms. Harding is deemed to be the beneficial owner of 894,448 shares of Common Stock, representing approximately 1.2% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, Ms. Harding individually owns 278,850 shares of Common Stock.  Ms. Harding and Ms. Erickson hold 554,407 shares of Common Stock as joint tenants with right of survivorship.  Also, Ms. Harding is deemed to beneficially own the shares of Common Stock held by the Erickson Trust and Harding Trust, as discussed below.  In addition, Ms. Harding has the power to dispose or direct the disposition of an aggregate of 5,000 shares held by Maya R. Harding, Dominic Woods and Paige E. Harding and as such is deemed to beneficially own such shares.

Ms. Erickson is deemed to be the beneficial owner of 1,013,983 shares of Common Stock, representing approximately 1.3% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, Ms. Erickson individually owns 403,385 shares of Common Stock.  Also, Ms. Erickson may be deemed to beneficially own the shares of Common Stock held by the Erickson Trust and Harding Trust, as discussed below.

The Erickson Trust holds 30,478 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock of the Company.  Ms. Harding and Ms. Erickson are joint trustees in the Erickson Trust and in their capacity as such have the power to dispose or direct the disposition of the 30,478 shares of Common Stock held by the Erickson Trust.  Accordingly, Ms. Harding and Ms. Erickson are deemed to beneficially own the shares of Common Stock held by the Erickson Trust.

The Harding Trust holds 25,713 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock of the Company.  Ms. Harding and Ms. Erickson are joint trustees in the Harding Trust and in their capacity as such have the power to dispose or direct the disposition of the 25,713 shares of Common Stock held by the Harding Trust.  Accordingly, Ms. Harding and Ms. Erickson are deemed to beneficially own the shares of Common Stock held by the Harding Trust.

Steven Scott Bruggeman is deemed to be the beneficial owner of 3,930,495 shares of Common Stock, representing approximately 5.2% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns warrants to purchase 1,000,000 shares of Common Stock and the shares of Common Stock held by the Katie Bruggeman Trust and the Scott Bruggeman Trust, as discussed below.  Steven Scott Bruggeman and Jacqueline Bruggeman hold 2,734,995 shares of Common Stock as joint tenants with right of survivorship.

Jacqueline R. Bruggeman is deemed to be the beneficial owner of 2,734,995 shares of Common Stock, representing approximately 3.8% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 97,750 shares of Common Stock.

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CUSIP No. 150925204

The Katie Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Steven Scott Bruggeman is the trustee of the Katie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Steven Scott Bruggeman is deemed to beneficially own the shares held by the Katie Bruggeman Trust.

The Scott Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Steven Scott Bruggeman is the trustee of the Scott Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Steven Scott Bruggeman is deemed to beneficially own the shares held by the Scott Bruggeman Trust.

Thomas William Bruggeman is deemed to be the beneficial owner of 708,982 shares of Common Stock, representing approximately 0.9% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 708,892 shares of Common Stock, directly and as sole trustee of the Kellie Bruggeman Trust and Robert Bruggeman Trust.

Nancee Jo Bruggeman is deemed to be the beneficial owner of 103,245 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 103,245 shares of Common Stock.

The Kellie Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Thomas William Bruggeman is the trustee of the Kellie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Thomas William Bruggeman is deemed to beneficially own the shares held by the Kellie Bruggeman Trust.

The Robert Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Thomas William Bruggeman is the trustee of the Robert Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Thomas William Bruggeman is deemed to beneficially own the shares held by the Robert Bruggeman Trust.

Daniel John Bruggeman is deemed to be the beneficial owner of 312,750 shares of Common Stock, representing approximately 0.4% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 312,750 shares of Common Stock, directly and as sole trustee of the Gavin Bruggeman Trust and the Justin Bruggeman Trust.

Robyn Kristine Bruggeman is deemed to be the beneficial owner of 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 97,750 shares of Common Stock.

The Gavin Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Daniel John Bruggeman is the trustee of the Gavin Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Daniel John Bruggeman is deemed to beneficially own the shares held by the Gavin Bruggeman Trust.

The Justin Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Daniel John Bruggeman is the trustee of the Justin Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Daniel John Bruggeman is deemed to beneficially own the shares held by the Justin Bruggeman Trust.

13D

CUSIP No. 150925204

Jon Joseph Bruggeman is deemed to be the beneficial owner of 664,843 shares of Common Stock, representing approximately 0.9% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 567,093 shares of Common Stock, directly and as sole trustee of the Jamie Bruggeman Trust and the Nicole Bruggeman Trust.  Jon Joseph Bruggeman and Sally Ruth Bruggeman hold 97,750 shares of Common Stock as joint tenants with right of survivorship.

The Jamie Bruggeman Trust holds 93,250 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Jon Joseph Bruggeman is the trustee of the Jamie Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Jon Joseph Bruggeman is deemed to beneficially own the shares held by the Jamie Bruggeman Trust.

The Nicole Bruggeman Trust holds 93,250 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Jon Joseph Bruggeman is the trustee of the Nicole Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, Jon Joseph Bruggeman is deemed to beneficially own the shares held by the Nicole Bruggeman Trust.

William Louis Bruggeman III is deemed to be the beneficial owner of 525,327 shares of Common Stock, representing approximately 0.7% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, he individually owns 525,327 shares of Common Stock, directly and as the sole trustee of the William Bruggeman Trust and the Christine Bruggeman Trust.

Katie Christine Bruggeman is deemed to be the beneficial owner of 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  Of these shares of Common Stock, she individually owns 97,750 shares of Common Stock.

The William Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  William Louis Bruggeman III is the trustee of the William Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, William Louis Bruggeman III is deemed to beneficially own the shares held by the Gavin Bruggeman Trust.

The Christine Bruggeman Trust holds 97,750 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.  William Louis Bruggeman III is the trustee of the Christine Bruggeman Trust and in his capacity as such has the power to dispose or direct the disposition of the shares of Common Stock held by such trust.  Accordingly, William Louis Bruggeman III is deemed to beneficially own the shares held by the Christine Bruggeman Trust.

The foregoing percentages are based on 75,394,579 shares of Common Stock outstanding on March 18, 2010, as disclosed by the Company’s Definitive Proxy Statement filed on April 1, 2010.

(b)  William L. Bruggeman, Jr. and Ruth Bruggeman have sole voting and sole dispositive power with respect to 14,858,904 shares of Common Stock.  Each of William L. Bruggeman, Jr., Ruth Bruggeman and Diversified may be deemed to have shared voting and dispositive power with respect to the 2,155,074 shares of Common Stock held by Diversified.  William L. Bruggeman, Jr., Ruth Bruggeman and Consumer Products may be deemed to have shared voting and dispositive power with respect to the 120,000 shares of Common Stock held by Consumer Products.

Ms. Harding has sole voting and sole dispositive power with respect to 283,850 shares of Common Stock.  Ms. Erickson has sole voting and sole dispositive power with respect to 403,385 shares of Common Stock.  Each of Ms. Harding and Ms. Erickson may be deemed to have shared voting and dispositive power with respect to (i) the 554,407 shares of Common Stock they own together as joint tenants with right of survivorship, (ii) the 30,478 shares of Common Stock held by the Erickson Trust and (iii) the 25,713 shares of Common Stock held by the Harding Trust.

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CUSIP No. 150925204

Steven Scott Bruggeman has sole voting and sole dispositive power with respect to the warrants to purchase 1,000,000 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the Katie Bruggeman Trust and Scott Bruggeman Trust, of which he is the sole trustee.  Jacqueline R. Bruggeman has sole voting and sole dispositive power with respect to 97,750 shares of Common Stock.  Each of Steven Scott Bruggeman and Jacqueline R. Bruggeman may be deemed to have shared voting and dispositive power with respect to the 2,734,995 shares of Common Stock they own together as joint tenants with right of survivorship.

Thomas William Bruggeman has sole voting and sole dispositive power with respect to 513,482 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the Kellie Bruggeman Trust and Robert Bruggeman Trust, of which he is the sole trustee.  Nancee Jo Bruggeman has sole voting and sole dispositive power with respect to 103,425 shares of Common Stock.

Daniel John Bruggeman has sole voting and sole dispositive power with respect to 117,250 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the Gavin Bruggeman Trust and Justin Bruggeman Trust, of which he is the sole trustee.  Robyn Kristine Bruggeman has sole voting and sole dispositive power with respect to 97,750 shares of Common Stock.

Jon Joseph Bruggeman has sole voting and sole dispositive power with respect to 380,593 shares of Common Stock and with respect to the 186,500 aggregate shares of Common Stock owned by the Jamie Bruggeman Trust and Nicole Bruggeman Trust, of which he is the sole trustee.  Each of Jon Joseph Bruggeman and Sally Ruth Bruggeman may be deemed to have shared voting and dispositive power with respect to the 97,750 shares of Common Stock they own together as joint tenants with right of survivorship.

William Louis Bruggeman III has sole voting and sole dispositive power with respect to 329,827 shares of Common Stock and with respect to the 195,500 aggregate shares of Common Stock owned by the William Bruggeman Trust and Christine Bruggeman Trust, of which he is the sole trustee.  Katie Christine Bruggeman has sole voting and sole dispositive power with respect to 97,750 shares of Common Stock.

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is being amended and restated as follows:

The Reporting Persons have entered into a Joint Filing Agreement with respect to this Statement.  The Joint Filing Agreement is attached in its entirety hereto as Exhibit 10.1.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is being amended and restated as follows:
10.1	Joint Filing Agreement By and Among Reporting Persons

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CUSIP No. 150925204

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010

WILLIAM BRUGGEMAN JR. REVOCABLE TRUST

/s/ William L. Bruggeman Jr.
William L. Bruggeman, Jr., its Trustee

/s/ Ruth J. Bruggeman
Ruth J. Bruggeman, its Trustee

WILLIAM L. BRUGGEMAN, JR. AND RUTH BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ William L. Bruggeman Jr.
William L. Bruggeman, Jr.

/s/ Ruth J. Bruggeman
Ruth J. Bruggeman

DIVERSIFIED DYNAMICS, INC.

By:	/s/ William L. Bruggeman Jr.
William L. Bruggeman, Jr.
Chief Executive Officer

CONSUMER PRODUCTS CORPORATION

By:	/s/ Ruth J. Bruggeman
Ruth J. Bruggeman,
President

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CUSIP No. 150925204

DIANE M. ERICKSON AND PHYLLIS K. HARDING, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Diane M. Erickson
Diane M. Erickson

/s/ Phyllis K. Harding
Phyllis K. Harding

/s/ Phyllis K. Harding
Phyllis K. Harding, in her individual capacity

/s/ Diane M. Erickson
Diane M. Erickson, in her individual capacity

ANDRE J. ERICKSON TRUST

/s/ Phyllis K. Harding
Phyllis K. Harding, its Trustee

/s/ Diane M. Erickson
Diane M. Erickson, its Trustee

PAIGE E. HARDING TRUST

/s/ Phyllis K. Harding
Phyllis K. Harding, its Trustee

/s/ Diane M. Erickson
Diane M. Erickson, its Trustee

KATIE J. BRUGGEMAN IRREVOCABLE TRUST

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, its Trustee

SCOTT S. BRUGGEMAN IRREVOCABLE TRUST

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, its Trustee

13D

CUSIP No. 150925204

STEVEN S. BRUGGEMAN AND JACQUELINE R. BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman

/s/ Jacqueline R. Bruggeman
Jacqueline R. Bruggeman

/s/ Steven Scott Bruggeman
Steven Scott Bruggeman, in his individual capacity

/s/ Jacqueline R. Bruggeman
Jacqueline R. Bruggeman, in her individual capacity

KELLIE C. BRUGGEMAN IRREVOCABLE TRUST

/s/ Thomas William Bruggeman
Thomas William Bruggeman, its Trustee

ROBERT T. BRUGGEMAN IRREVOCABLE TRUST

/s/ Thomas William Bruggeman
Thomas William Bruggeman, its Trustee

/s/ Thomas William Bruggeman
Thomas William Bruggeman, in his individual capacity

/s/ Nancee Jo Bruggeman
Nancee Jo Bruggeman, in her individual capacity

GAVIN C. BRUGGEMAN IRREVOCABLE TRUST

/s/ Daniel John Bruggeman
Daniel John Bruggeman, its Trustee

13D

CUSIP No. 150925204

JUSTIN R. BRUGGEMAN IRREVOCABLE TRUST

/s/ Daniel John Bruggeman
Daniel John Bruggeman, its Trustee

/s/ Daniel John Bruggeman
Daniel John Bruggeman, in his individual capacity

/s/ Robyn Kristine Bruggeman
Robyn Kristine Bruggeman, in her individual capacity

JAMIE S. BRUGGEMAN IRREVOCABLE TRUST

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, its Trustee

NICOLE P. BRUGGEMAN IRREVOCABLE TRUST

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, its Trustee

JON J. BRUGGEMAN AND SALLY RUTH BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman

/s/ Sally Ruth Bruggeman
Sally Ruth Bruggeman

/s/ Jon Joseph Bruggeman
Jon Joseph Bruggeman, in his individual capacity

WILLIAM L. BRUGGEMAN IV IRREVOCABLE TRUST

/s/ William Louis Bruggeman
William Louis Bruggeman III, its Trustee

13D

CUSIP No. 150925204

CHRISTINE T. BRUGGEMAN IRREVOCABLE TRUST

/s/ William Louis Bruggeman
William Louis Bruggeman III, its Trustee

/s/ William Louis Bruggeman
William Louis Bruggeman III, in his individual capacity

/s/ Katie Christine Bruggeman
Katie Christine Bruggeman, in her individual capacity

13D

CUSIP No: 150925204

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of Diversified Dynamics, Inc., are as follows:

DIRECTORS

Name	Business Address	Office

William L. Bruggeman, Jr.	1681 94th Lane NE, Minneapolis, MN 55449	Chairman

Steven S. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Thomas W. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Diane M. Erickson	1681 94th Lane NE, Minneapolis, MN 55449	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

William L. Bruggeman, Jr.	1681 94th Lane NE, Minneapolis, MN 55449	CEO

Steven S. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	President

Thomas W. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President

Diane M. Erickson	1681 94th Lane NE, Minneapolis, MN 55449	Senior Vice President

The name, business address, and principal occupation of the directors and executive officers of Consumer Products Corporation are as follows:

DIRECTORS

Name	Business Address	Office

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

Gretchen Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Director

13D

CUSIP No: 150925204

EXECUTIVE OFFICERS

Name	Business Address	Office

Ruth J. Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	President

Gretchen Bruggeman	1681 94th Lane NE, Minneapolis, MN 55449	Vice President